UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                  FORM 6-K

        REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16
                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                        For the month of December, 2003

                            GRUPO TELEVISA, S.A.
             -------------------------------------------------
              (Translation of registrant's name into English)

     Av. Vasco de Quiroga No. 2000, Colonia Sante Fe 01210 Mexico, D.F.
   ---------------------------------------------------------------------
                  (Address of principal executive offices)




     (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

             Form 20-F     X                      Form 40-F
                        -------                              -------

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                Yes                                  No     X
                     -----                                -----



     (If "Yes" is marked indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b): 82 .)

                               [Translation]

        HOLDERS OF ORDINARY PARTICIPATION CERTIFICATES (CERTIFICADOS
                       DE PARTICIPACION ORDINARIOS)
                          KNOWN AS "TLEVISA CPO'S"

                               MEETING NOTICE

     In compliance with articles 218, 220, 221 and 228-S of the Negotiable Instruments and Credit Operations General Law (Ley General de Titulos y Operaciones de Credito), the holders of Certificados de Participacion Ordinarios "TLEVISA CPO'S" ("CPOs") issued in connection with shares of Grupo Televisa, S.A., are hereby summoned to the General Holders Meeting of CPOs to be held on December 23, 2003, at 12:45 hours, in the domicile located at Boulevard Adolfo Lopez Mateos No. 2551, Colonia San Angel Inn, Zip Code 01790 in Mexico City, Federal District, in accordance with the following:

                                   AGENDA
                                   ------

     I. Proposal of amendment to the deed of issuance of the certificados de participacion ordinarios no amortizables issued in connection with Series "A", "D" and "L" shares of Grupo Televisa, S.A., and in its case, to the respective trust agreement, in order to establish different amendments derived, among other things, from the Decree that amends and supplements the Securities Market Law (Decreto de reformas y adiciones a la Ley del Mercado de Valores) in effect as of June 2, 2001.

     II. Resolutions in connection with the issuance and exchange of certificates that evidence the above-mentioned certificados de participacion ordinarios.

     III.   General matters related to the above issues.

     To be entitled to attend to the meeting, the CPOs holders must evidence the ownership of the same with the certificates that S.D. Indeval, S.A. de C.V., Institucion para el Deposito de Valores shall issue for that effect, at least, forty eight hours before the hour scheduled for the meeting to be held, at the domicile located at Montes Urales, Third Floor, Colonia Lomas de Chapultepec, Zip Code 11000, in Mexico City, Federal District. The depositors at the S.D. Indeval, S.A. de C.V., Institucion para el Deposito de Valores, must enclose to the certificates issued by such institution, the lists that identify the beneficiary owners of the CPOs. Against the delivery of such certificates and lists, the admission card for the meeting will issued and delivered.

                       Mexico City, December 17, 2003

                       Banco Nacional de Mexico, S.A.
                  Integrante del Grupo Financiero Banamex
                 Common representative of the CPOs Holders

                               [TRANSLATION]

                            GRUPO TELEVISA, S.A.
                            --------------------

     By resolution of the Board of Directors of Grupo TELEVISA, S.A. and pursuant to articles 179, 183 and other applicable articles of the General Law of Commercial Companies and to articles Fourteenth, Fifteenth, Sixteenth and other applicable articles of the by-laws, holders of Series "A" shares of the capital stock of such company are hereby called to a general extraordinary shareholders meeting that shall be held on December 23, 2003 at 12:00 p.m. at the corporate domicile of the company located at Blvd. Adolfo Lopez Mateos No. 2551, Col. San Angel Inn, Zip Code 01790 of this city, in order to deal with the issues contained in the following:

                                   AGENDA
                                   ------

     I. Proposal to amend articles Sixth, Seventh, Ninth, Tenth, Thirteenth, Fourteenth, Twenty third, Fortieth and Fortyseventh of the by-laws, in order to establish several amendments, including those which result from the Decree that amends and supplements the Securities Market Law in effect as of June 2, 2001 and General Rules applicable to issuers of securities and other securities market participants enacted by the National Banking and Securities Commission and in effect as of March 20, 2003.


     II. Report regarding the purchase and sale of shares of the Company pursuant to article 14 Bis 3, Section I of the Securities Market Law; resolution regarding the cancellation of shares of the Company and the resulting capital stock reduction and amendment to article Sixth of the company's by-laws.

     III. Appointment of delegates who will carry out and formalize the resolutions adopted at this meeting.

     According to the provisions of article Seventeenth of the by-laws, in order to have the right to attend the meeting, the shareholders must be registered in the Stock Registry Book of the Company, which shall be deemed to be closed five days prior to the date in which the meeting shall be held, and shall present the corresponding admission card which must be requested at least forty-eight hours prior to the hour set forth for the shareholders meeting, at the secretary's offices located at Montes Urales No. 505, 3rd floor, Col. Lomas de Chapultepec, 11000, Mexico City, Federal District for which purpose the certificates that represent the corresponding shares or the certificates or evidence of deposit of such shares issued by S.D. Indeval, S.A. de C.V., Institucion para el Deposito de Valores, or by a Mexican or foreign credit institution, or by authorized brokerage firms, must be deposited in the secretary's offices.

     In order to obtain the above-mentioned admission card, the depositors with S.D. Indeval, S.A. de C.V., Institucion para el Deposito de Valores, shall attach to the certificates or evidence of deposit issued by such institution, the lists that identify the shareholders.

     The shareholders may be represented by legal representatives who must evidence their authority by means of a power-of-attorney granted in terms of the format prepared by the Company, that will comply with the content requirements set forth in subparagraph c), paragraph VI of Article 14 Bis 3 of the Securities Market Law and in the by-laws. The above-mentioned formats will be available to the shareholders or their legal representatives, at the above-mentioned secretary's domicile, during the fifteen days prior to the date in which the meeting will be held.

              Mexico City, Federal District, December 17, 2003


                           JUAN S. MIJARES ORTEGA
                    Secretary of the Board of Directors

                            GRUPO TELEVISA S.A.

                      JPMORGAN CHASE BANK, DEPOSITARY
                 P.O. BOX 43062, PROVIDENCE, RI 02940-5115

                          VOTING INSTRUCTION CARD


The undersigned, a registered holder of GDRs representing CPOs representing Series A, D and L Shares of Grupo Televisa S.A., of record December 5, 2003, hereby requests and authorizes JPMorgan Chase Bank, Depositary, through its Custodian in Mexico, to vote the CPO of the Company represented by such GDRs registered in the name of the undersigned at the General Meeting of CPOs Holders to be held in Mexico City, Mexico, on Tuesday, December 23, 2003, at 12:45 p.m., or at any adjournment thereof.

NOTE: In order to have the aforesaid shares voted, this Voting Instruction Card MUST be returned before 3:00 p.m., December 17, 2003.

To the extent holders of GDRs do not provide voting instructions which are received on or prior to the above 3:00 p.m. (New York time) deadline, such holders will be deemed to have instructed the Depositary and the Custodian to take such actions as are necessary to cause all of the CPOs evidenced by each such holder's GDRs to be counted for purposes of applicable quorum requirements.

              PLEASE VOTE, DATE AND SIGN ON REVERSE AND RETURN
                     PROMPTLY IN THE ENCLOSED ENVELOPE.

Please sign this Voting Instruction Card exactly as your name appears on the books of the Depositary. Joint owners should each sign personally. Trustees and other fiduciaries should indicate the capacity in which they sign, and where more than one name appears, a majority must sign. If a corporation, this signature should be that of an authorized officer who should state his or her title.

HAS YOUR ADDRESS CHANGED?                   DO YOU HAVE ANY COMMENTS?

________________________________            ________________________________

________________________________            ________________________________

________________________________            ________________________________

                            GRUPO TELEVISA S.A.

                      JPMORGAN CHASE BANK, DEPOSITARY
                 P.O. BOX 43062, PROVIDENCE, RI 02940-5115

                          VOTING INSTRUCTION CARD


The undersigned, a registered holder of GDRs representing CPOs representing Series "A" Shares of Grupo Televisa S.A., of record December 5, 2003, hereby requests and authorizes JPMorgan Chase Bank, Depositary, to direct, through its Custodian in Mexico, the CPO Trustee to vote the underlying Series "A" Shares of the Company represented by such GDRs registered in the name of the undersigned at the General Extraordinary Meeting of Series "A" Shareholders of the Company to be held in Mexico City, Mexico, on Tuesday, December 23, 2003, at 12:00 p.m., or at any adjournment thereof.

NOTE: In order to have the aforesaid shares voted, this Voting Instruction Card MUST be returned before 3:00 p.m., December 17, 2003.

              PLEASE VOTE, DATE AND SIGN ON REVERSE AND RETURN
                     PROMPTLY IN THE ENCLOSED ENVELOPE.

Please sign this Voting Instruction Card exactly as your name appears on the books of the Depositary. Joint owners should each sign personally. Trustees and other fiduciaries should indicate the capacity in which they sign, and where more than one name appears, a majority must sign. If a corporation, this signature should be that of an authorized officer who should state his or her title.

HAS YOUR ADDRESS CHANGED?                   DO YOU HAVE ANY COMMENTS?

________________________________            ________________________________

________________________________            ________________________________

________________________________            ________________________________

     TO THE REGISTERED HOLDERS OF GLOBAL DEPOSITARY RECEIPTS ("GDRS") REPRESENTING ORDINARY PARTICIPATION CERTIFICATES ("CPOS") REPRESENTING
    SERIES A, SERIES D AND SERIES L SHARES OF GRUPO TELEVISA S.A. (THE
                     "COMPANY") CUSIP NUMBER 40049J206

JPMorgan Chase Bank (the "Depositary") has received advice that a General Meeting of CPO Holders will be held at the corporate domicile of the Company located at Blvd. Adolfo Lopez Mateos No. 2551, Col. San Angel Inn, Zip Code 01790, Mexico City, Mexico, on Tuesday, December 23, 2003, at 12:45 p.m., for the purposes set forth below.

If you are desirous of having the Depositary, through its Custodian in Mexico, vote the CPOs represented by your GDRs for or against the Resolutions, or any of them, to be proposed at the Meeting, kindly execute and forward to JPMorgan Chase Bank, Depositary, the attached Voting Instruction Card. The enclosed postage paid envelope is provided for this purpose. This Voting Instruction Card should be executed in such manner as to show clearly whether you desire the Depositary, through its Custodian in Mexico, to vote for or against the Resolutions, or any of them, as the case may be. The Voting Instruction Card MUST be forwarded in sufficient time to reach the Depositary before 3:00 p.m., New York City time, December 17, 2003. Only those GDR holders registered on the books of the Depositary as of close of business on December 5, 2003 will be entitled to execute the attached Voting Instruction Card.

Pursuant to the provisions of the Trust, the CPOs, and the applicable laws of Mexico, Holders who are not Mexican nationals or Mexican corporations whose by-laws include foreign ownership of their shares may not direct the CPO Trustee as to how to vote the Series "A" Shares underlying the CPOs.

If no instructions are received by the Depositary from any holder with respect to any of the CPOs represented by Grupo Televisa S.A. GDRs on or before the date established by the Depositary for such purpose, the Depositary shall not represent or vote such CPOs.

To the extent holders of GDRs do not provide voting instructions which are received on or prior to the above 3:00 p.m. (New York time) deadline, such holders will be deemed to have instructed the Depositary and the Custodian to take such actions as are necessary to cause all of the CPOs evidenced by each such holder's GDRs to be counted for purposes of applicable quorum requirements.

JPMorgan Chase Bank, Depositary

Dated:  December 9, 2003

-------------------------------------------------------------------------------

PLEASE MARK VOTES AS IN THIS EXAMPLE                  X

-------------------------------------------------------------------------------

GRUPO TELEVISA S.A.

Mark the box at right if an address change or comment
has been noted on the reverse of this card.                        /          /

CONTROL NUMBER:

GENERAL MEETING OF CPO HOLDERS

Resolution I                  FOR                          AGAINST

Proposal of amendments to the deed of issuance of the ordinary participation certificates issued in connection with Series "A", "D" and "L" shares of Grupo Televisa, S.A., and if applicable, to the respective trust agreement, in order to establish several amendments derived, among other things, from the Decree that amends and supplements the Securities Market Law in effect as of June 2, 2001.

Resolution II                 FOR                          AGAINST

Resolutions in connection with the issuance and exchange of certificates that evidence the above-mentioned ordinary participation certificates.

Resolution III                FOR                          AGAINST

General matters related to the above issues.

To the extent holders of GDRs do not provide voting instructions which are received on or prior to the above 3:00 p.m. (New York time) deadline, such holders will be deemed to have instructed the Depositary and the Custodian to take such actions as are necessary to cause all of the CPOs evidenced by each such holder's GDRs to be counted for purposes of applicable quorum requirements.

Please be sure to sign and date this Voting Instruction Card.

ADR HOLDER SIGN HERE:_____________________  DATE:____________

CO-OWNER SIGN HERE: _______________________ DATE:____________

      TO THE REGISTERED HOLDERS OF GLOBAL DEPOSITARY RECEIPTS ("GDRS")
         REPRESENTING ORDINARY PARTICIPATION CERTIFICATES ("CPOS")
                      REPRESENTING SERIES A SHARES OF
                    GRUPO TELEVISA S.A. (THE "COMPANY")
                           CUSIP NUMBER 40049J206

JPMorgan Chase Bank (the "Depositary") has received advice that a General Extraordinary Meeting of Series "A" Shareholders of the Company will be held at the corporate domicile of the Company located at Blvd. Adolfo Lopez Mateos No. 2551, Col. San Angel Inn, Zip Code 01790, Mexico City, Mexico, on Tuesday, December 23, 2003, at 12:00 p.m., for the purposes set forth below.

If you are desirous of having the Depositary, through its Custodian in Mexico, direct the CPO Trustee to vote the Series "A" Shares underlying the CPOs represented by your GDRs for or against the Resolutions, or any of them, to be proposed at the Meeting, kindly execute and forward to JPMorgan Chase Bank, Depositary, the attached Voting Instruction Card. The enclosed postage paid envelope is provided for this purpose. This Voting Instruction Card should be executed in such manner as to show clearly whether you desire the Depositary, through its Custodian in Mexico, to direct the CPO Trustee to vote for or against the Resolutions, or any of them, as the case may be. The Voting Instruction Card MUST be forwarded in sufficient time to reach the Depositary before 3:00 p.m., New York City time, December 17, 2003. Only those GDR holders registered on the books of the Depositary as of close of business on December 5, 2003 will be entitled to execute the attached Voting Instruction Card.

Pursuant to the provisions of the Trust, the CPOs, and the applicable laws of Mexico, Holders who are not Mexican nationals or Mexican corporations whose by-laws include foreign ownership of their shares may not direct the CPO Trustee as to how to vote the Series "A" Shares underlying the CPOs.

If no instructions are received by the Depositary from any holder with respect to any of the Series "A" Shares underlying the CPOs represented by Grupo Televisa S.A. GDRs on or before the date established by the Depositary for such purpose, the Depositary shall not represent or vote, or instruct the CPO Trustee to represent or vote such Series "A" Shares.

JPMorgan Chase Bank, Depositary

Dated:  December 9, 2003

-------------------------------------------------------------------------------

PLEASE MARK VOTES AS IN THIS EXAMPLE                  X

-------------------------------------------------------------------------------

GRUPO TELEVISA S.A.

CONTROL NUMBER:

GENERAL EXTRAORDINARY SERIES "A" SHAREHOLDERS' MEETING

Resolution I                  FOR                          AGAINST

Proposal to amend articles Sixth, Seventh, Ninth, Tenth, Thirteenth, Fourteenth, Twenty-third, Fortieth and Forty-seventh of the by-laws, in order to establish several amendments, including those which result from the Decree that amends and supplements the Securities Market Law in effect as of June 2, 2001 and General Rules applicable to issuers of securities and other securities market participants enacted by the National Banking and Securities Commission and in effect as of March 20, 2003.

Resolution II                 FOR                          AGAINST

Report regarding the purchase and sale of shares of the Company pursuant to article 14 Bis 3, Section I of the Securities Market Law; resolution regarding the cancellation of shares of the Company and the resulting capital stock reduction and amendment to article Sixth of the company's by-laws.

Resolution III                FOR                          AGAINST

Appointment of delegates who will carry out and formalize the resolutions adopted at this meeting.

NOTE: YOU MUST BE A MEXICAN NATIONAL OR MEXICAN CORPORATION WHOSE BY-LAWS DO NOT ADMIT FOREIGN OWNERSHIP TO VOTE SERIES "A" SHARES.

Mark the box at right if an address change or comment has been noted on the reverse of this card. / /

Please be sure to sign and date this Voting Instruction Card.

ADR HOLDER SIGN HERE:_____________________  DATE:____________

CO-OWNER SIGN HERE: _______________________ DATE:____________